Exhibit 8
[Tennenbaum Capital Partners Letterhead]
Board of Directors of Online Resources Corporation
c/o Mr. Matthew P. Lawlor, Chairman & Chief Executive Officer
4795 Meadow Wood Lane
Chantilly, VA 20151
December 23, 2008
Dear Fellow Directors:
I am writing in my capacity as Managing Partner of Tennenbaum Capital Partners to explain our belief as to how the Board should proceed to maximize shareholder value going forward. None of what we have to say should come as a surprise. We believe that virtually all stockholders share our deep concern over the steep decline in the Company’s share price and the growing challenge of operating a small standalone company in a difficult competitive environment.
As you know, our funds, in the aggregate, are ORCC’s largest investor, beneficially owning slightly below 22% of the outstanding shares of common stock (after giving effect to the conversion of our preferred shares). We are committed to achieving value for our investors and for all the shareholders of the Company.
During the past year, we have regularly increased our position in the Company’s common stock because we believed in the Company’s fundamental value proposition. Our investment thesis had two key themes: (i) the Company would achieve strong execution of new product rollouts, integration of acquired businesses, and would continue to drive top line growth; and (ii) the Company would be an attractive acquisition target in any economic environment. After too many instances of revising earnings guidance downward, we strongly believe that execution alone (which has been far from flawless) will not drive sufficient shareholder value to produce an attractive return over a reasonable time frame. Accordingly, we believe that ORCC must work proactively toward one or more consolidating transactions, in parallel with improved operational execution.
Toward that end, we are asking the Board to take four complimentary steps: (1) appoint a Special Committee (which would include me) to oversee all future M&A activity, to assure that management does not exert undue (and negative) influence over consolidation opportunities and to eliminate any possible “filter” between potential acquirers and the Board, so that the Board can fulfill its duties with respect to any consolidation opportunities; (2) consistent with best practices in corporate governance, take appropriate steps before or in connection with the next annual meeting of shareholders to decouple the CEO and Chairman positions (to improve corporate governance and to eliminate any possibility of bias or undue influence as it relates to potential M&A opportunities) and eliminate the out-moded, shareholder unfriendly structural obstacles to changes in control – particularly the staggered board; (3) publicly acknowledge the fact that the terms of our preferred instrument preclude the adoption of any sort of poison pill “rights plan” without our consent and (4) with respect to the upcoming election of directors, seek out and nominate truly independent candidates who would add value to the Board in the context of considering all strategic alternatives. We do not rule out nominating some candidates and/or sponsoring a contested election. To be clear with respect to point (3) above, we will aggressively assert all legal remedies available if the Company attempts to institute any rights plan or any other transaction in breach of our rights and preferences contained in the Certificate of Designation for our Series A-1 Preferred.
Here are some further comments on each point.
Consolidation is essential.
•	The financial technology industry has seen aggressive consolidation over the last three years and at very nice valuations. As the largest shareholder, no one wishes for a return to “yesterday’s” valuations more than us. We, and all shareholders, would happily cheer for multiple expansion and would love to be rewarded for higher relative multiples for our higher relative growth. But unfortunately, we are a small-capitalization company with limited financial resources and high execution hurdles.

•	While the historic M&A multiples may no longer be relevant in the current environment, the synergy potential with a strategic acquirer could drive real value to shareholders because it would allow an acquirer to pay significantly above the current multiple for these synergies. One only need study many of the M&A transactions since 2005 in this sector to appreciate the value creation that can occur. This point was well demonstrated by Fiserv, which acquired our larger competitor Checkfree in December 2007, and publicly reported revenue and cost synergies that approximated (according to our estimates) close to a 60% increase in the acquired Checkfree EBITDA. Our “scarcity” value and the synergy potential resulting from consolidation continue to underlie our optimism for the Company’s value. The Board should be very mindful to take advantage of strategic opportunities and not imprudently squander this “scarcity” value.
Oversight of M&A activities belongs with the Board – not with management.
•	We are deeply concerned that management has consistently underestimated the execution risks for a small cap company in what is increasingly becoming a large cap world. Likewise, ORCC’s “scarcity” value as the last remaining publicly-traded online bill pay vendor (a primary investment theme for us and I suspect most other shareholders) is, in our view deteriorating with time. We acknowledge management is likely to vehemently disagree with our position, but their unrealistic optimism should not cost shareholders significant opportunity costs and missed value creation.

•	Moreover, senior management’s apparent “just say no” approach to M&A overtures, coupled with unrealistic valuation assumptions represent a deliberate decision to thwart any consolidation efforts for reasons that are not clear to us. Given that roughly 5% of the Company’s equity is held by management and Directors, we believe that shareholder interests are being poorly served. The decision to merge, sell or restructure the Company is the clear province of the Board. As such, the Board is entitled to an unvarnished account of any and all communications from parties interested in such a transaction, and should not be subject to having such communications filtered through a person who has a clear personal interest in maintaining the Company’s independence.
The Board needs to add independent members.
•	Specifically, the Board needs to seek out accomplished individuals with sector and transactional expertise, as well as significant public company board experience, who can help maximize economic outcomes.

•	For the reasons described above, it is critical that the Board choose its financial and other advisors. Those advisors should report to the Board, and not to management, who may have an interest in steering the advisors’ analysis in a particular direction.
Let me be clear: we do not characterize ourselves as “activist” investors and it is with some reluctance that we have decided to become more active with respect to ORCC. It is our sincere hope that the Board will seriously consider this letter and engage with us in a dialogue on its merits. We want to make clear that, although our Series A-1 Preferred is, by its terms, puttable at an attractive price upon any change of control, we are not “sellers at any price.” We are the largest common shareholder and seek, as all other common shareholders, to maximize our value on this investment, taking appropriate account of the value, timing and execution risks for any proposed transaction or initiative. Given our bullish view on consolidating transactions, we would consider rolling our preferred investment into such a transaction (and are open to re-characterizing the form of our security into something else mutually agreeable to us and an acquirer) and/or providing other financing support to facilitate a desirable outcome for shareholders.
Finally, as noted in our Schedule 13D filing, we may continue to buy additional shares of the Company, either in the open market, or in privately negotiated transactions, and believe at current prices, the stock of the Company provides a compelling value. We have significant value expectations for this business and hope that management can execute through the terrain of 2009. In addition, we are very bullish on the industry, particularly, for all the reasons noted above, when fueled by the synergy potential of consolidating transactions. I can be reached at (310) 566-1039 to discuss any of the matters above.
Sincerely,
/s/ Michael Leitner

Michael Leitner
Managing Partner
Tennenbaum Capital Partners